Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2020 Financial Results

BEIJING, China, June 30, 2020 / Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter of 2020 Financial Summary

•	Sales for the first quarter of 2020 were $15.4 million, a decrease of 57.9% from $36.6 million in the prior year period.

•	While operating expenses decreased, net income attributable to common shareholders was impacted by the decrease in sales. The Company posted a loss attributable to common shareholders of $7.4 million, or $0.07 per basic and diluted share, compared to net income attributable to common shareholders of $1.2 million, or $0.01 per basic and diluted share, in the prior year period.

Business Highlights

Marketing and Sales

In the first quarter of 2020, the Company’s business was impacted by the outbreak of COVID-19. Vaccination centers were closed and vaccinations were suspended to stop potential transmission of COVID-19. Moving into the second quarter, sales of vaccines have gradually resumed along with easing of lockdown measures in many places in China, although the level of sales activity remains below the regular level. The Company will closely monitor overall trends in the second half of the year and adjust its operations accordingly.

Pipeline Development

COVID-19 Vaccine - the Company initiated the development of an inactivated vaccine against COVID-19 (named CoronaVac) on January 28th, 2020. Preclinical study results were published in the peer-reviewed academic journal Science. On April 13th, 2020 the National Medical Products Administration (“NMPA”) granted approval to conduct phase I and II clinical trials in China. The phase I and II trials commenced on April 16, 2020 in Jiangsu Province. China. A group of healthy adults aged 18-59 years old were vaccinated with a 0, 14 schedule. Preliminary phase I/II results were recently reported. There was no serious adverse event after vaccinating a total of 743 volunteers in the trials, demonstrating a good safety profile for the vaccine candidate. Over 90% seroconversion was observed in the phase II clinical trial after a two-dose vaccination 14 days apart. A Phase II study on elderly adults is being conducted which will be followed by child and adolescent groups. The Company expects to complete the phase II trial at the end of 2020. The Company has partnered with several companies outside of China for phase III efficacy studies, which is expected to start in the second half of 2020.

Quadrivalent Influenza vaccine (“QIV”) - QIV was approved by the NMPA in June 2020. The Company expects to launch the vaccine to the China market for the 2020-2021 flu season.

Sabin Inactivated Polio vaccine (“sIPV”) - An application of a product license for sIPV was submitted to NMPA in January 2019, which is expected to be granted in the beginning of 2021.

23-valent pneumococcal polysaccharide vaccine (“PPV”) – site inspection for PPV was completed in June 2020 and we expect to commercially launch PPV to Chinese market in the beginning of 2021.

Unaudited Financial Results for First Quarter 2020

Summary of sales and gross profit

(In $000 except percentage data)	2020 Q1	% of Sales	2019 Q1	% of Sales
Hepatitis A vaccine – Healive®	6,121	39.7%	10,531	28.8%
Hepatitis A&B vaccine – Bilive®	-	0.0%	-	0.0%
Hepatitis vaccines subtotal	6,121	39.7%	10,531	28.8%
Influenza vaccine	431	2.8%	-	0.0%
EV 71 vaccine - Inlive®	6,658	43.3%	25,351	69.4%
Mumps vaccine	2,181	14.2%	672	1.8%
Total sales	15,391	100.0%	36,554	100.0%
Cost of sales	1,981	12.9%	3,779	10.3%
Gross profit	13,410	87.1%	32,775	89.7%

In the first quarter of 2020, the COVID-19 outbreak impacted the regular business of the Company. Domestic sales ceased due to the suspension of vaccinations by the Chinese CDC in February 2020, and exports were disrupted due to cancellations of cargo flights and inflated freight costs. As a result, the Company’s sales for the first quarter of 2020 decreased 57.9% to $15.4 million from $36.6 million in the prior year period.

Gross profit in the first quarter of 2020 was $13.4 million, compared to a gross profit of $32.8 million in the prior year period. Gross margin was 87.1%, compared to 89.7% in the prior year period.

Selling, general and administrative expenses in the first quarter of 2020 decreased 30.2% to $16.5 million from $23.6 million in the prior year period. The Company incurred lower selling expenses as the market was inactive due to the COVID-19 outbreak.

R&D expenses in the first quarter of 2020 were $5.7 million, compared to $4.5 million in the prior year period, as the Company continued to invest in its product pipeline including sIPV and PPV, as well as the research and development of the COVID-19 vaccine.

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Net loss in the first quarter of 2020 was $7.4 million, compared to net income of $3.6 million in the prior year period.

Net loss attributable to common shareholders was $7.4 million, or $0.07 per basic and diluted share, compared to net income attributable to common shareholders of $1.2 million, or $0.01 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, its Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued into a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan. Excluding the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted loss per share for the first quarter of 2020 would have been $0.08.

Non-GAAP adjusted EBITDA was a loss of $7.3 million in the first quarter of 2020, compared to income of $6.8 million in the prior year period. Non-GAAP net loss in the first quarter of 2020 was $7.0 million, compared to income of $4.0 million in the prior year period. Non-GAAP diluted loss per share in the first quarter of 2020 was $0.07, compared to earnings of $0.01 per share in the prior year period. Non-GAAP diluted loss per share in the first quarter of 2020 excluding the effect of the “Trigger Event” and the newly issued common and preferred shares would have been $0.08. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of March 31, 2020, cash and cash equivalents increased to $165.3 million, compared to $152.7 million as of December 31, 2019. In the first quarter of 2020, net cash used in operating activities was $18.2 million, net cash provided by investing activities was $25.7 million, and net cash provided by financing activities was $6.6 million. As of March 31, 2020, the Company had $11.7 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision is now pending.

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As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. Presently, the case is effectively stayed.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume.

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About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

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Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

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SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of March 31, 2020 and December 31, 2019
(Expressed in thousands of U.S. Dollars)

	March 31, 2020	December 31, 2019
	(Unaudited)
Current assets

Cash and cash equivalents	$165,343	$152,718
Restricted cash	3,117	3,160
Short-term investment	21,184	50,274
Accounts receivable - net	97,595	113,736
Inventories	36,145	27,846
Prepaid expenses and deposits	5,965	1,873
Total current assets	329,349	349,607

Property, plant and equipment - net	72,517	74,310
Prepaid land lease payments	7,774	7,965
Right-of-use asset	6,396	6,636
Long-term prepaid expenses to a related party	23	23
Prepayment for acquisition of equipment	5,042	2,390
Deferred tax assets	12,221	11,368
Total assets	433,322	452,299

Current liabilities
Short-term bank loans and current portion of long-term bank loans	11,678	5,934
Loan from a non-controlling shareholder	6,496	6,607
Accounts payable and accrued liabilities	46,415	58,890
Income tax payable	1,751	1,904
Deferred revenue	4,400	5,462
Deferred government grants	3,398	2,738
Dividend Payable	6,623	5,128
Lease liability	528	536
Total current liabilities	81,289	87,199

Deferred government grants	3,799	3,986
Loan from a non-controlling shareholder	1,412	1,436
Lease liability	5,630	5,758
Other non-current liabilities	1,696	1,725
Total long-term liabilities	12,537	12,905

Total liabilities	93,826	100,104

Equity
Preferred stock	15	15
Common stock	99	99
Additional paid-in capital	208,712	207,962
Accumulated other comprehensive loss	(7,957)	(4,321)
Statutory surplus reserves	33,533	33,533
Accumulated earnings	49,374	56,731
Total shareholders' equity	283,776	294,019

Non-controlling interests	55,720	58,176
Total equity	339,496	352,195
Total liabilities and equity	$433,322	$452,299

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SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2020	2019
	(Unaudited)	(Unaudited)
Sales	$15,391	$36,554
Cost of sales	1,981	3,779
Gross profit	13,410	32,775

Selling, general and administrative expenses	16,464	23,578
Provision (recovery) for doubtful accounts	100	(252)
Research and development expenses	5,693	4,491
Loss on disposal of property, plant and equipment	11	26
Government grants recognized in income	(19)	(20)
Total operating expenses	22,249	27,823
Operating income (loss)	(8,839)	4,952

Interest and financing expenses	(221)	(178)
Interest income	502	235
Other income, net	96	152
Income (loss) before income taxes	(8,462)	5,161
Income tax recovery (expense)	1,059	(1,563)
Net income (loss)	(7,403)	3,598
Less: (income) loss attributable to non-controlling interests	1,541	(1,809)
Net income (loss) attributable to shareholders of Sinovac	(5,862)	1,789
Preferred stock dividends	(1,495)	(608)
Net income (loss) attributable to common shareholders of Sinovac	(7,357)	1,181

Net income (loss)	(7,403)	3,598
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(4,551)	4,619
Comprehensive income (loss)	(11,954)	8,217
Less: comprehensive (income) loss attributable to non-controlling interests	2,456	(2,700)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(9,498)	5,517

Earnings (loss) per share
Basic net income (loss) per share	(0.07)	0.01
Diluted net income (loss) per share	(0.07)	0.01

Weighted average number of shares of common stock outstanding
Basic	98,903,243	82,562,203
Diluted	98,903,243	82,749,247

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SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of U.S. Dollars)
	Three months ended
	March 31
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows used in operating activities
Net income (loss)	(7,403)	3,598
Adjustments to reconcile net income to net cash used in operating activities:
- Deferred income taxes	(1,059)	(658)
- Share-based compensation	750	751
- Inventory provision	10	20
- Provision (recovery) for doubtful accounts	100	(252)
- Loss on disposal of property, plant and equipment	11	26
- Depreciation of property, plant and equipment	767	1,044
- Amortization of prepaid land lease payments	59	61
- Government grants recognized in income	(19)	(20)

Changes in:
- Accounts receivable	14,343	(2,955)
- Inventories	(8,906)	(4,081)
- Income tax payable	(122)	866
- Prepaid expenses and deposits	(4,182)	911
- Deferred revenue	(984)	(865)
- Accounts payable and accrued liabilities	(11,607)	(6,877)
- Other non-current liablitites	-	(272)

Net cash used in operating activities	(18,242)	(8,703)

Cash flows used in financing activities
- Proceeds from bank loans	7,846	-
- Repayments of bank loans	(1,916)	(1,322)
- Proceeds from issuance of common stock, net of share issuance costs	-	3
- Government grants received	716	174

Net cash provided by (used in) financing activities	6,646	(1,145)

Cash flows used in investing activities
- Purchase of short-term investments	(21,494)	-
- Proceeds from redemption of short-term investments	50,153	-
- Proceeds from disposal of quipment	5	-
- Acquisition of property, plant and equipment	(3,012)	(557)

Net cash provided by (used in) investing activities	25,652	(557)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,474)	1,282

Increase (decrease) in cash and cash equivalents and restricted cash	12,582	(9,123)

Cash and cash equivalents and restricted cash, beginning of period	155,878	158,170

Cash and cash equivalents and restricted cash, end of period	168,460	149,047

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SINOVAC BIOTECH LTD.
Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2020	2019
	(Unaudited)	(Unaudited)
Net income (loss)	(7,403)	3,598
Adjustments:
Share-based compensation	750	751
Depreciation and amortization	826	1,105
Interest and financing expenses, net of interest income	(281)	(57)
Net other income	(96)	(152)
Income tax expense	(1,059)	1,563
Non-GAAP adjusted EBITDA	(7,263)	6,808

Net income (loss)	(7,403)	3,598
Add: Foreign exchange gain	(336)	(378)
Add: Share-based compensation	750	751
Non-GAAP net income (loss)	(6,989)	3,971

Net income (loss) attributable to common shareholders of Sinovac	(7,357)	1,181
Add: Non-GAAP adjustments to net income	268	235
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(7,089)	1,416

Weighted average number of shares on a diluted basis	98,903,243	82,749,247
Diluted earnings (loss) per share	(0.07)	0.01
Add: Non-GAAP adjustments to net income per share	0.00	0.00
Non-GAAP Diluted earnings (loss) per share	(0.07)	0.01

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